UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Amplify Energy Corp.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

59804T407

(CUSIP Number)

Andrew K. Schinder

Chief Compliance Officer

Avenue Capital Group

399 Park Avenue, 6th Floor

New York, NY 10022

(212) 878-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59804T407		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Avenue Capital Management II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,561,375

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,561,375

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,561,375

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 59804T407		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Avenue Energy Opportunities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,561,375

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,561,375

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,561,375

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 59804T407		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Avenue Capital Management II GenPar, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,561,375

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,561,375

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,561,375

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 59804T407		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Avenue Energy Opportunities Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,561,375

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,561,375

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,561,375

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 59804T407		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) GL Energy Opportunities Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,561,375

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,561,375

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,561,375

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 59804T407		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Marc Lasry

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,561,375

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,561,375

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,561,375

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 59804T407	13D

Item 1.         Security and Issuer.

This Amendment No. 3 (“Amendment No. 3”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission on November 14, 2017 (the “Original Schedule 13D”), Amendment No. 1 filed with the Securities and Exchange Commission on February 22, 2019 (“Amendment No. 1”) and Amendment No. 2 filed with the Securities and Exchange Commission on May 7, 2019 (“Amendment No. 2,” and together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the “Schedule 13D”) relates to shares of common stock (the “Shares”) of Amplify Energy Corp. (formerly known as Midstates Petroleum Company, Inc.), a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 500 Dallas Street, Suite 1700, Houston, Texas 77002.

Item 2.         Identity and Background.

(a) The persons filing this Schedule 13D are: (i) Avenue Energy Opportunities Fund, L.P., a Delaware limited partnership (the “Fund”); (ii) Avenue Capital Management II, L.P., a Delaware limited partnership; (iii) Avenue Capital Management II GenPar, LLC, a Delaware limited liability company; (iv) Avenue Energy Opportunities Partners, LLC, a Delaware limited liability company; (v) GL Energy Opportunities Partners, LLC, a Delaware limited liability company; and (vi) Marc Lasry, a United States citizen (collectively, the “Reporting Persons”).

(b) The principal business address of the Reporting Persons is 399 Park Avenue, 6th Floor, New York, NY 10022.

(c) The Fund is an investment partnership.  Avenue Energy Opportunities Partners, LLC is the general partner of the Fund.  GL Energy Opportunities Partners, LLC is the managing member of Avenue Energy Opportunities Partners, LLC.  Avenue Capital Management II, L.P. is the investment adviser to the Fund.  Avenue Capital Management II GenPar, LLC is the general partner of Avenue Capital Management II, L.P.  Marc Lasry is the managing member of GL Energy Opportunities Partners, LLC and Avenue Capital Management II GenPar, LLC.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings any violation with respect to such laws.

(f) See Item 2(a) above for the citizenship or place of organization of each of the Reporting Persons.

Item 5.         Interest in Securities of the Issuer.

(a) The aggregate number of Shares to which this Schedule 13D relates is 2,561,375.  Such aggregate number of Shares represents 6.2% of the common stock of the Issuer.  The percentage reported in this Schedule 13D is calculated based upon 41,615,005 Shares outstanding, which is the aggregate of the 20,415,005 Shares outstanding as of August 1, 2019, as reported in the Issuer’s Form 10Q filed with the Securities and Exchange Commission on August 5, 2019, and the approximately 21,200,000 Shares issued in a merger transaction entered into between the Issuer and Amplify Energy Corp., a Delaware corporation (pursuant to which the Issuer changed its name to “Amplify Energy Corp.”), as disclosed by the Issuer in its Form 8-K filed with the Securities and Exchange Commission on August 6, 2019.

(b) The Reporting Persons share the power to vote or to direct the vote and share the power to dispose of or to direct the disposition of 2,561,375 Shares.

(c) No transactions in the Shares were effected during the past sixty days by the Reporting Persons.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 6, 2019, the Issuer entered into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”) with the Fund and certain other shareholders of the Issuer. The A&R Registration Rights Agreement amends and restates the Issuer’s previous Registration Rights Agreement, dated as of October 21, 2016, to which the Fund was a party. The A&R Registration Rights Agreement provides resale registration rights for the Fund’s Registrable Securities (as defined in the A&R Registration Rights Agreement).

Pursuant to the A&R Registration Rights Agreement, the Issuer is required to file a Shelf Registration Statement (as defined in the A&R Registration Rights Agreement) with respect to the Registrable Securities within 90 days of the effective date of the agreement. The Issuer is required to maintain the effectiveness of any such registration statement until the Registrable Securities covered by the registration statement are no longer Registrable Securities. Additionally, the Fund has customary demand, underwritten offering and piggyback registration rights, subject to the limitations set forth in the A&R Registration Rights Agreement.

These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration statement and the Issuer’s right to delay or withdraw a registration statement under certain circumstances. The Issuer will generally pay all registration expenses in connection with its obligations under the A&R Registration Rights Agreement, regardless of whether a registration statement is filed or becomes effective. The registration rights granted in the A&R Registration Rights Agreement are subject to customary indemnification and contribution provisions, as well as customary restrictions such as blackout periods and, if an underwritten offering is contemplated, limitations on the number of shares to be included in the underwritten offering that may be imposed by the managing underwriter.

The obligations to register shares under the A&R Registration Rights Agreement will terminate with respect to the Issuer and the Fund on the first date upon which the Fund no longer owns any Registrable Securities.

This summary is qualified in its entirety by reference to the full text of the A&R Registration Rights Agreement, which is filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 6, 2019 and is incorporated herein by reference.

Other than as described in this Schedule 13D and the agreements attached hereto and incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.         Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 10.1

Registration Rights Agreement dated August 6, 2019 by and among the Issuer and the Holders (incorporated by reference to Exhibit No. 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 6, 2019).

Exhibit 24.1	Power of Attorney of Marc Lasry, dated January 28, 2019 (incorporated by reference to Exhibit 24.1 to Amendment No. 1. filed with the Securities and Exchange Commission on February 22, 2019).

Exhibit 99.1

Joint Filing Agreement by and among the Reporting Persons dated February 22, 2019 (incorporated by reference to Exhibit 99.1 to Amendment No. 1. filed with the Securities and Exchange Commission on February 22, 2019).

CUSIP No. 59804T407	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2019

AVENUE ENERGY OPPORTUNITIES FUND, L.P.

By: Avenue Energy Opportunities Partners, LLC, its general partner

By: GL Energy Opportunities Partners, LLC, its managing member

By:	/s/ Andrew K. Schinder as attorney-in-fact
Name: Marc Lasry
Title: Managing Member

AVENUE CAPITAL MANAGEMENT II, L.P.

By: Avenue Capital Management II GenPar, LLC, its general partner

By:	/s/ Andrew K. Schinder as attorney-in-fact
Name: Marc Lasry
Title: Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

By:	/s/ Andrew K. Schinder as attorney-in-fact
Name: Marc Lasry
Title: Managing Member

AVENUE ENERGY OPPORTUNITIES PARTNERS, LLC

By: GL Energy Opportunities Partners, LLC, its managing member

By:	/s/ Andrew K. Schinder as attorney-in-fact
Name: Marc Lasry
Title: Managing Member

CUSIP No. 59804T407	13D

GL ENERGY OPPORTUNITIES PARTNERS, LLC

By:	/s/ Andrew K. Schinder as attorney-in-fact
Name: Marc Lasry
Title: Managing Member

MARC LASRY

/s/ Andrew K. Schinder as attorney-in-fact